UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 11, 2024

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of December 11, 2024.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the first, third, fourth and penultimate bullet points (and the related endnotes) under “On track to deliver FY guidance; 2024 investment driving positive momentum toward long-term sustainable growth” and the reference to “On track to deliver FY guidance;” in the heading itself, (ii) the first sentence of the first paragraph, the last sentence of the third paragraph, the first sentence in the seventh paragraph and the reference to “, and we remain committed to returning to our mid-term guidance of 3-5% revenue and mid-single digit adjusted profit from operations growth on an organic constant currency basis by 2026” (and the related endnote) in the eighth paragraph under the heading “Tadeu Marroco, Chief Executive”, (iii) the reference to “has driven improved combustibles organic volume, revenue and profit performance in H2” (and the related endnotes) in the first bullet point under the heading “1. Combustibles: U.S. commercial actions continuing to gain traction in H2; volume & value share gains in AME & APMEA”, (iv) the reference to “are driving improved organic volume, revenue and profit performance in H2 versus H1” (and the related endnotes) in the first bullet point under the heading “2.2 glo: Innovation pipeline starts to drive performance acceleration in H2”, (v) the reference to “and profit” (and the related endnote) in the first bullet point under the heading “2.3 Velo: Strong volume, revenue and profit growth; continued leadership outside the U.S.” (and the related endnote) and the reference to “and profit” (and the related endnote) in the heading itself, (vi) the heading “3. Strong cash generation” and the two paragraphs thereunder, (vii) the second, third, fourth and last bullet points (and the related endnotes) under the heading “Technical guidance for full year 2024:”, (viii) the heading “Webcast and Conference call - The conference call will begin at 8:30am (GMT)” and three paragraphs thereunder, (ix) the first paragraph and the second paragraph under the heading “Note on Non-GAAP Measures” and (x) prongs (i) (with respect to the first, third, fourth and penultimate bullet points), (ii), (iv), (v) (vi), (vii), (viii) (with respect to the second, third, fourth and last bullet points) and (ix) under the heading “Forward looking statements” is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “On track to deliver FY guidance; 2024 investment driving positive momentum toward long-term sustainable growth” dated December 11, 2024.

Exhibit 2	Press Release entitled “Transaction in own shares” dated December 11, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  December 11, 2024